SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Net Element, Inc.

(Name of Issuer)

Common Stock, $0.0001 per share par value

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Nurlan Abduov

100 Gagarin Street, Apt. 142, Almaty, Kazakhstan

+41 44 287 24 52

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2014 and October 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102
1	Names of Reporting Persons. Nurlan Abduov
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds	PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Republic of Kazakhstan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	7,057,425
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	7,057,425

11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,057,425
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	15.47%
14	Type of Reporting Person	IN

CUSIP No. 64111R 102
1	Names of Reporting Persons. Beno Distribution, Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds	AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	4,538,737*
	8	Shared Voting Power	0
	9	Sole Dispositive Power	4,538,737*
	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	4,538,737
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	9.95%
14	Type of Reporting Person	OO

* Number of shares reflects 14% of 32,273.298, which was the number of the outstanding shares of Common Stock as of April 1, 2014.

CUSIP No. 64111R 102
1	Names of Reporting Persons. K 1 Holding Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds	AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	2,518,688
	8	Shared Voting Power	0
	9	Sole Dispositive Power	2,518,688
	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,518,688
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	5.52%
14	Type of Reporting Person	OO

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 per share par value (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160.

Item 2. Identity and Background

(a)          This statement is being filed by Nurlan Abduov, Beno Distribution, Ltd., a company organized and existing under the laws of the British Virgin Islands (“Beno”) and K 1 Holding Limited, a company organized and existing under the laws of the British Virgin Islands (“K 1 Holding”). Mr. Abduaov is Beno’s and K 1 Holding’s shareholder. The agreement (the “Joint Filing Agreement”) between Beno, K 1 Holding and Nurlan Abduov to file this statement, and any amendment or amendments thereto, jointly in accordance with Rule 13d-1(k) promulgated under the Act, is attached hereto as Exhibit 99.1.

(b)          The principal address of Nurlan Abduov is 100 Gagarin Street, Apt. 142, Almaty, Kazakhstan. The address of Beno’s and K 1 Holding’s principal office is P.O. Box 146, Road Town, Tortola, British Virgin Islands VG 1110.

(c)          Each of Beno and K 1 Holding are privately held companies and investment vehicles. Nurlan Abduov is the sole shareholder of each of Beno and K 1 Holding. The present principal occupation of Mr. Abduov is investing his personal funds and funds held by Beno and K 1 Holding.

(d)          During the past five years, none of Nurlan Abduov, Beno or K 1 Holding has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, none of Nurlan Abduov, Beno or K 1 Holding has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (1) as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) which found any violation with respect to federal or state securities laws.

(f)          Beno is a company organized and existing under the laws of the British Virgin Islands. K 1 Holding is a company organized and existing under the laws of the British Virgin Islands. Nurlan Abduov is a citizen of Republic of Kazakhstan.

Item 3. Source and Amount of Funds or Other Consideration

All of the securities beneficially owned by Beno and K 1 Holding and deemed beneficially owned by Nurlan Abduov were acquired with funds generated by Nurlan Abduov and made available to Beno and K 1 Holding.

The information contained in Item 4 below is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

The securities beneficially owned by each of Beno and K 1 Holding and deemed beneficially owned by Nurlan Abduov were acquired for investment purposes in the ordinary course of its and his business as an investor.

On June 10, 2014, Beno entered into a Letter Agreement (the “Beno Agreement”) with the Company, Mike Zoi, TGR Capital, LLC, a Florida limited liability company and an affiliate of Mike Zoi (“TGR”), and MTZ Fund, LLC, a Delaware limited company and an affiliate of Mike Zoi. Pursuant to the Beno Agreement, TGR agreed, subject to certain conditions precedent which conditions were satisfied prior to the transfer by TGR of the Common Stock to Beno, to transfer to Beno 4,538,737 shares of Common Stock of the Company. The consideration for such shares was the agreement by the Company, inconsideration for Mike Zoi’s resignation as director and/or officer of the Company and any of its affiliates, to cause all of the shares of the Company common stock held by each of TGR and its affiliates to be registered.

On December 5, 2013, K 1 Holding entered into a Letter Agreement (the “K 1 Agreement”) with the Company and TGR. Pursuant to the K 1 Agreement, the Company agreed to issue to K 1 Holding 1,140,809 shares of Common Stock of the Company, and TGR agreed, subject to certain conditions precedent which conditions were satisfied prior to the transfer by TGR of the Common Stock to K 1 Holding, to transfer to K 1 Holding 1, 377,879 shares of Common Stock of the Company. The consideration for such shares was the agreement by K 1 Holding to lend $2,000,000 to the Company and to provide certain consulting services to the Company.

Except as described in this Item 4 of Schedule 13D, none of Nurlan Abduov, Beno or K 1 Holding has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, Nurlan Abduov, Beno and/or K 1 Holding , at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Company or other persons.

Item 5. Interest in Securities of Issuer

(a) – (b)          As of the date hereof, Beno is the beneficial owner of 4,538,737 shares of Common Stock, representing approximately 9.95% of the outstanding shares of Common Stock (based on 45,607,111 shares outstanding as of October 10, 2014) and has sole voting power and sole dispositive power with respect to such shares. As of the date hereof, K 1 Holding is the beneficial owner of 2,518,688 shares of Common Stock, representing approximately 5.52% of the outstanding shares of Common Stock (based on 45,607,111 shares outstanding as of October 10, 2014) and has sole voting power and sole dispositive power with respect to such shares. Nurlan Abduov, as the sole shareholder of Beno and K 1 Holding, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by each of Beno and K 1 Holding and has shared voting power and shared dispositive power with respect to such shares.

(c)                   None of Nurlan Abduov, Beno or K 1 Holding has effected any transaction in the Common Stock in the past 60 days, except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by this reference.

(d)                   Not applicable.

(e)                   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 below is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated October 14, 2014, between Beno, K 1 Holding and Nurlan Abduov.

Exhibit 99.2	Letter Agreement, dated as of June 10, 2014, among Beno, the Company, Mike Zoi, TGR and MTZ Fund, LLC.

Exhibit 99.3	Letter Agreement, dated as of December 5, 2013, among K 1 Holding, the Company and TGR.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 14, 2014	/s/ Nurlan Abduov
Nurlan Abduov

Date: October 14, 2014	BENO DISTRIBUTION, LTD.

	By:	/s/ Andrew T. Moustras
Andrew T. Moustras, Director

Date: October 14, 2014	K 1 HOLDING LIMITED

	By:	/s/ Andrew T. Moustras
Andrew T. Moustras, Director

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated October 14, 2014, between Beno, K 1 Holding and Nurlan Abduov.

Exhibit 99.2	Letter Agreement, dated as of June 10, 2014, among Beno, the Company, Mike Zoi, TGR and MTZ Fund, LLC.

Exhibit 99.3	Letter Agreement, dated as of December 5, 2013, among K 1 Holding, the Company and TGR.